UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Sanpaolo IMI S.p.A.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Italy

(Jurisdiction of Subject Company’s Incorporation or Organization)

Banca Intesa S.p.A.

(Name of Person(s) Furnishing Form)

American Depositary Shares

Ordinary Shares

Preference Shares (azioni privilegiate)

(Title of Class of Subject Securities)

American Depositary Share CUSIP 799175104

Ordinary Share ISIN IT0001269361

Preference Share ISIN IT0003288344

(CUSIP Number of Class of Securities (if applicable))

James Ball

Sanpaolo IMI S.p.A.

Piazza San Carlo 156

10121 Torino, Italy

Tel: 39-011-555-1

 (Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Andrea Tamagnini

Banca Intesa S.p.A.

Piazza Scala 6

20121 Milan, Italy

Tel: +39-02-8794-3180

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44-20-77101076

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as an exhibits to this Form CB:

(a)       (1)                                  Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

(2)                                  Articles of Association of the Surviving Company

(3)                                  Report of the Board of Directors of Banca Intesa S.p.A. on the Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

(4)                                  Report of the Board of Directors of Sanpaolo IMI S.p.A. on the Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

(5)                                  Convocation Notice of the Extraordinary and Ordinary Shareholders’ Meeting of Banca Intesa S.p.A.

(6)                                  Financial Statements of Banca Intesa S.p.A. as at 30th June 2006 pursuant to Article 2501-quater of the Civil Code

(7)                                  Financial Statements of Sanpaolo IMI S.p.A. as at 30th June 2006 pursuant to Article 2501-quater of the Civil Code.

(8)                                  Report of the Auditors on the Ratio for the Exchange of Shares pursuant to Article 2501-sexies of the Italian Civil Code — KPMG S.p.A.

(9)                                  Report of the Auditors on the Ratio for the Exchange of Shares pursuant to Article 2501-sexies of the Italian Civil Code —  PricewaterhouseCoopers S.p.A.

(10)                            Consolidated Report of Banca Intesa S.p.A. as at 30th June 2006

(11)                            2005 Annual Report of Banca Intesa S.p.A.

(12)                            2004 Annual Report of Banca Intesa S.p.A.

(13)                            2003 Annual Report of Banca Intesa S.p.A.

(14)                            2006 Half Year Report of Sanpaolo IMI S.p.A.

(15)                            2005 Annual Report of Sanpaolo IMI S.p.A.

(16)                            2004 Annual Report of Sanpaolo IMI S.p.A.

(17)                            2003 Annual Report of Sanpaolo IMI S.p.A.

(b)      Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the attached exhibits, as applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)                                  Not applicable.

(2)                                  Not applicable.

(3)                                  Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrent with the filing of this Form CB with the Securities and Exchange Commission,  Banca Intesa S.p.A. is also filing with the SEC a written irrevocable consent and power of attorney on Form F-X.

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Exhibit Index

Exhibit Number	Description

1.0	Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

1.1	Articles of Association of the Surviving Company

1.2	Report of the Board of Directors of Banca Intesa S.p.A. on the Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

1.3	Report of the Board of Directors of Sanpaolo IMI S.p.A. on the Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

1.4	[Reserved]

1.5	Convocation Notice of the Extraordinary and Ordinary Shareholders’ Meeting of Banca Intesa S.p.A.

1.6	[Reserved]

1.7	[Reserved]

1.8	Financial Statements of Banca Intesa S.p.A. as at 30th June 2006 pursuant to Article 2501-quater of the Civil Code

1.9	Financial Statements of Sanpaolo IMI S.p.A. as at 30th June 2006 pursuant to Article 2501-quater of the Civil Code

2.0	Report of the Auditors on the Ratio for the Exchange of Shares pursuant to Article 2501-sexies of the Italian Civil Code — KPMG S.p.A.

2.1	Report of the Auditors on the Ratio for the Exchange of Shares pursuant to Article 2501-sexies of the Italian Civil Code — PricewaterhouseCoopers S.p.A.

2.2	Consolidated Report of Banca Intesa S.p.A. as at 30th June 2006

2.3	2005 Annual Report of Banca Intesa S.p.A.

2.4	2004 Annual Report of Banca Intesa S.p.A.

2.5	2003 Annual Report of Banca Intesa S.p.A.

2.6	2006 Half Year Report of Sanpaolo IMI S.p.A.

2.7	2005 Annual Report of Sanpaolo IMI S.p.A.

2.8	2004 Annual Report of Sanpaolo IMI S.p.A.

2.9	2003 Annual Report of Sanpaolo IMI S.p.A.

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PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Banca Intesa S.p.A.

By:	/s/ Ernesto Riva
Name:	Ernesto Riva
Title:	Chief Accountant
Date:	October 30, 2006